UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Arqit Quantum Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G0567U101

(CUSIP Number)

The Evolution Technology Fund II SCSP

Bld F.W. Raiffeisen 15

2411 Luxembourg

Luxembourg

Attention: Dennis Smith

Tel: +41 7979 46387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G0567U101	13D

1.	Name of Reporting Persons The Evolution Technology Fund II SCSP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,931,461 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,931,461 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,931,461 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Evolution Fund (as defined in the Original Schedule 13D (as defined below)). Evolution Partners (as defined in the Original Schedule 13D) manages the Evolution Fund and may be deemed to have voting, investment, and dispositive power with respect to these securities.

(2)

Based on 163,554,269 Ordinary Shares of the Issuer outstanding as of September 30, 2023, as set forth in the Issuer’s quarterly report on Form 20-F for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission (the “Commission”) on November 21, 2023 (the “Form 20-F”).

CUSIP No. G0567U101	13D

1.	Name of Reporting Persons Evolution Equity Partners II S.a r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,931,461 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,931,461 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,931,461 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held by Evolution Fund. Evolution Partners manages the Evolution Fund and may be deemed to have voting, investment, and dispositive power with respect to these securities.
(2)	Based on 163,554,269 Ordinary Shares of the Issuer outstanding as of September 30, 2023, as set forth in the Form 20-F.

CUSIP No. G0567U101	13D

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 21, 2021 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

The class of equity security to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The address of the principal executive offices of the Issuer is 7th Floor, 11 Bressenden Place, London, SW1E 5BY, United Kingdom.

Item 4. Purpose of Transaction

Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Ordinary Shares or other securities of the Issuer, dispose of some or all of the Ordinary Shares or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares.

This information reported below is based on a total of 163,554,269 Ordinary Shares of the Issuer outstanding as of September 30, 2023, as reported on the Issuer’s Form 20-F filed with the Commission on November 21, 2023. This Amendment is being filed to update the aggregate percentage of the Issuer’s Ordinary Shares owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional Ordinary Shares from time to time since the date of the filing of the Original Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

THE EVOLUTION TECHNOLOGY FUND II SCSP

By:	/s/ Dennis Smith
Name:	Dennis Smith
Title:	Manager of the General Partner

EVOLUTION EQUITY PARTNERS II SARL

By:	/s/ Dennis Smith
Name:	Dennis Smith
Title:	Manager